UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File No. 0-53646

Eagleford Energy Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.                  Eagleford Energy Inc., News Release dated September 4, 2014 as filed on Sedar on September 4, 2014.

2.                  Eagleford Energy Inc., Material Change Report dated September 4, 2014 as filed on Sedar on September 4, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2014	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

FOR IMMEDIATE RELEASE

Eagleford Energy Debt Settlement

Toronto – September 4, 2014 – Eagleford Energy Corp., (OTCBB “EFRDD”) (“Eagleford Energy” or the "Company”), announces that effective August 30, 2014 (the “Effective Date”) the Company entered into debt settlement agreements and converted an aggregate of CDN $1,180,570 of debt (the “Debt”) into a total of 14,757,120 units in the capital of the Company (the “Units”) at the rate of one (1) unit for each CDN$0.08 of debt being converted (the “Debt Settlement”). Each Unit is comprised of one (1) common share of the Company (each a "Common Share") and one half of one (1/2) common share purchase warrant (each a "Warrant"). Each full Warrant entitles the holder to purchase one (1) Common Share at an exercise price of CDN$0.10 for a period of three (3) years following the Effective Date. All Units are subject to statutory hold periods.

Mr. Cassina, President and Director of the Company, participated in the Debt Settlement and converted $130,296 of the Debt into 1,628,700 Units. As a result, the Debt Settlement constitutes a related party transaction pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the formal valuation and minority approval requirements of MI 61-101 in reliance on Sections 5.5(b) and Sections 5.7(b), respectively, of MI 61-101.

Prior to the completion of the Debt Settlement, the Company had approximately 12,941,421 Common Shares issued and outstanding. Upon closing of the Debt Settlement approximately 27,698,541 Common Shares are issued and outstanding.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

ITEM 2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Corp. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

August 30, 2014

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on September 4, 2014 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced that effective August 30, 2014 the Company entered into debt settlement agreements and converted an aggregate of CDN $1,180,570 of debt into a total of 14,757,120 units in the capital of the Company at the rate of one (1) unit for each CDN$0.08 of debt being converted.

Item 5.	Full Description of Material Change

The Company announced that effective August 30, 2014 (the “Effective Date”) the Company entered into debt settlement agreements and converted an aggregate of CDN $1,180,570 of debt (the “Debt”) into a total of 14,757,120 units in the capital of the Company (the “Units”) at the rate of one (1) unit for each CDN$0.08 of debt being converted (the “Debt Settlement”).

Each Unit is comprised of one (1) common share of the Company (each a "Common Share") and one half of one (1/2) common share purchase warrant (each a "Warrant"). Each full Warrant entitles the holder to purchase one (1) Common Share at an exercise price of CDN$0.10 for a period of three (3) years following the Effective Date. All Units are subject to statutory hold periods.

Mr. Cassina, President and Director of the Company, participated in the Debt Settlement and converted $130,296 of the Debt into 1,628,700 Units. As a result, the Debt Settlement constitutes a related party transaction pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the formal valuation and minority approval requirements of MI 61-101 in reliance on Sections 5.5(b) and Sections 5.7(b), respectively, of MI 61-101.

Prior to the completion of the Debt Settlement, the Company had approximately 12,941,421 Common Shares issued and outstanding. Upon closing of the Debt Settlement approximately 27,698,541 Common Shares are issued and outstanding.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone: 416 364-4039
Facsimile: 416 364-8244

Item 9.	Date of Report

September 4, 2014

Schedule “A”

FOR IMMEDIATE RELEASE

Eagleford Energy Debt Settlement

Toronto – September 4, 2014 – Eagleford Energy Corp., (OTCBB “EFRDD”) (“Eagleford Energy” or the "Company”), announces that effective August 30, 2014 (the “Effective Date”) the Company entered into debt settlement agreements and converted an aggregate of CDN $1,180,570 of debt (the “Debt”) into a total of 14,757,120 units in the capital of the Company (the “Units”) at the rate of one (1) unit for each CDN$0.08 of debt being converted (the “Debt Settlement”). Each Unit is comprised of one (1) common share of the Company (each a "Common Share") and one half of one (1/2) common share purchase warrant (each a "Warrant"). Each full Warrant entitles the holder to purchase one (1) Common Share at an exercise price of CDN$0.10 for a period of three (3) years following the Effective Date. All Units are subject to statutory hold periods.

Mr. Cassina, President and Director of the Company, participated in the Debt Settlement and converted $130,296 of the Debt into 1,628,700 Units. As a result, the Debt Settlement constitutes a related party transaction pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the formal valuation and minority approval requirements of MI 61-101 in reliance on Sections 5.5(b) and Sections 5.7(b), respectively, of MI 61-101.

Prior to the completion of the Debt Settlement, the Company had approximately 12,941,421 Common Shares issued and outstanding. Upon closing of the Debt Settlement approximately 27,698,541 Common Shares are issued and outstanding.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244